August 18, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	General Enterprise Ventures, Inc.
Registration Statement on Form S-1, as amended File No. 333-282611 Withdrawal Request

Dear Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), General Enterprise Ventures, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-282611), together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”). The Registration Statement was initially filed with the Commission on October 11, 2024.

The Company is seeking withdrawal of the Registration Statement, because at the request of the New York Stock Exchange, it plans to file a new S-1 that includes updated financial statements for the period ending June 30, 2025, as well as its post-reverse-split share numbers, and does not want to confuse the public.

The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid in connection with the filing of the Registration Statement be credited for potential future use.

Please email a copy of the written order granting withdrawal of the Registration Statement to Anthony F. Newton, counsel to the Company, via email at tony.newton@newtonianlaw.com.

If you have any questions or concerns regarding this matter, please contact Anthony F. Newton at +1 832-452-0269.

Very truly yours, GENERAL ENTERPRISE VENTURES, INC.

By:	/s/ Theodore Ralston
Name: Theodore Ralston
Title: President